Netflix, Inc.

100 Winchester Circle

Los Gatos, California 95032

December 17, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Amanda Ravitz
J. Nolan McWilliams

Re:	Netflix, Inc.
Registration Statement on Form S-4 (File No. 333-163466)
Acceleration Request

Dear Ms. Ravitz and Mr. McWilliams:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Netflix, Inc., a Delaware corporation (the “Issuer”), hereby requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 5:00 p.m., Eastern Time, on Monday, December 21, 2009, or as soon thereafter as practicable.

The Issuer hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the registration statement effective to John A. Fore, Esq. and Kathleen D. Rothman, Esq. via facsimile at (650) 493-6811 and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050.

Sincerely,

NETFLIX, INC.

By:	/s/ BARRY MCCARTHY
Name:	Barry McCarthy
Title:	Chief Financial Officer